Exhibit 10.1

January 12, 2006

Craig Coffman

5095 Redfield Road

Doylestown, PA 18901

Dear Craig:

We are pleased to offer you the position of Senior Vice President of Business Development & Marketing. In this capacity you will be reporting to C. Lee Jones, President & CEO. Outlined below are the details of your compensation package.

Base Salary:	$7,916.67 per pay period, which aggregates to $190,000.00 annually. Essential Group has 24 pay periods.

Bonus:	You will be eligible to participate in the 2006 quarterly bonus program which pays out $12,655 per quarter at 100% goal achievement. As mentioned, the first two quarterly bonus payments will be guaranteed and paid out in accordance with the regularly scheduled pay periods in those quarters.. Should you resign voluntarily or be terminated for cause within your first 12 months of employment, and should you not have actually earned those bonus payouts by meeting the bookings targets, you will be obligated to repay the full amount of the first two quarterly bonus payments ($25,310) by no later than the termination date. Any guaranteed bonus payment earned will not require repayment. We need a commitment for at least one year to justify the guaranteed bonus payout if unearned.

Severance:	If an Involuntary Termination occurs due to “Change of Control”, and for reasons other than for Cause at the time of change of control, and the Employee enters into an agreed-upon general release and settlement agreement with the Company, the Company will provide Employee with severance of six (6) months base salary at Employee’s current salary, less applicable payroll taxes, withholdings and other deductions and the additional benefits outlined in this paragraph. Employee understands and agrees that this payment and the benefits described are not required by Essential Group, Inc. policies and procedures. This payment and the benefits shall be in lieu of and discharge any obligations of Essential Group, Inc. or acquiring company to Employee for compensation, wages, bonuses, benefits, stock options, pain and suffering, or any other expectation of remuneration or benefit on the part of Employee.

Benefits:	You will be eligible to participate in Essential Group’s standard benefits package which includes medical and dental insurance for you and your eligible dependents, in addition to life insurance and disability coverage for you. Eligibility to participate begins the first day of the month following 30 days of employment.

Paid Time Off:	You will begin to earn 6.6 hours per pay period of PTO after completing 30 days of employment. This equates to 20 days your first year and 22 days after completing 1 year of service. Your pre-planned vacation to Belize in February will not count against your accrued vacation in 2006.

401(k):	You will be eligible to participate the first day of the month following 30 days of employment.

1325 Tri-State Parkway • Suite 300 • Gurnee, IL 60031

847.855.7676 • Fax 847.855.9676 • www.essentialgroupinc.com

Coffman offer

As a condition of employment with Essential Group, Inc., you will be required to execute the Company’s standard Confidentiality and Non-Compete Agreement prior to commencement of your employment. This offer is contingent upon successful completion of a third party background verification process.

Please sign and return a copy of this letter to my attention.

Sincerely,

/s/ C. Lee Jones	/s/ Craig Coffman
C. Lee Jones	Craig Coffman
President & CEO	Date: January 18, 2006

Cc:

1325 Tri-State Parkway • Suite 300 • Gurnee, IL 60031

847.855.7676 • Fax 847.855.9676 • www.essentialgroupinc.com